FILE NO. 82-5078

Press Release

RECEIVED

2008 JUN 26 P 1:29

OFFICE OF ... CORPORATE ...

FUNAI

[redacted]

08003522

April 30, 2008

Funai Electric Co., Ltd.
President and CEO: Tetsuro Funai
(Code No.: 6839 First Section of TSE/OSE)
Contact: Naoyuki Takanaka
Investor and Public Relations Department
Tel: 072-870-4395

SUPPL

For Immediate Release:

Funai Reports Revised Forecast of Consolidated Fiscal Year Results

Funai Electric Co., Ltd. has revised its forecast of operating results released with the announcement of results for the third quarter period ending February 4, 2008 as described below.

1. Revised Consolidated Fiscal Year Results (April 1, 2007 to March 31, 2008)

(Units: Million Yen)

	Net Sales	Operating Income	Ordinary Income	Net Income Before Subsidiary Dividend*1	Net Income
Previously Announced Forecast (A)	279,000	(2,100)	2,300	[(1,900)]	(7,400)
Revised Forecast (B)	277,100	(2,410)	(4)	[160]	(5,380)
Amount of Increase/Decrease (B–A)	(1,900)	(310)	(2,340)	[2,060]	2,020
Percentage Changed (%)	(0.7)	–	–	[–]	[–]
(Reference) Previous FY Results (to March 2007)	396,712	20,766	26,591	[–]	(3,665)*2

*1: Shows net income in cases where dividends from subsidiaries were not implemented.

*2: Full year net income as a result of reversing the "long-term suspense payments of income taxes" for additional taxes based on Report No. 63 of the Auditing and Assurance Practice Committee of the Japanese Institute of Certified Public Accountants (JICPA), Accounting, Presentation, and Audit Treatment for Various Taxes, and disposing of the amount as "prior fiscal year corporation taxes, etc." Using conventional methods in previous years would have resulted in net income of 15,518 million yen.

2. Reasons Behind Revision of Consolidated Results Forecast

During the fourth quarter, the company incurred an exchange loss of 3.0 billion yen (2.0 billion yen for the full year) as a non-operating expense as a result of the yen's strong appreciation against the U.S. dollar. As a result, the company projects the ordinary income of 2.3 billion announced in the previous forecast will become an ordinary loss of 40 million yen.

The company also projects the net loss for the fiscal year to improve by approximately 2.0 billion yen from the previously announced forecast as the result of reporting a gain on sale of securities of 5.2

billion yen (5.6 billion yen for the full year) in extraordinary income in the fourth quarter.

Based on the above factors, the company has revised the net sales, operating income, ordinary income and the net income for the fiscal year consolidated operating results forecast announced on February 4, 2008.

(Note)

The aforementioned estimates are forward-looking statements about the future performance of Funai Electric Co., Ltd. based on management's assumptions and beliefs in light of information currently available, and involve known and unknown risks and uncertainties.

Various factors such as a change in economic conditions overseas (especially changes in the company's key U.S. market) and severe price fluctuations may cause actual events and results to differ materially from those anticipated in these statements.

FILE NO. 82-5078

(Excerpt translation)

Press Release **FUNAI**

RECEIVED

2008 JUN 25 P 1:20

May 12, 2008

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and CEO

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Naoyuki Takanaka
Investor and Public Relations Department
(Tel: 81-72-870-4395)

Notice of Distribution of Retained Earnings

Notice is hereby given that FUNAI ELECTRIC CO., LTD. (the "Company"), at the meeting of its Board of Directors held on May 12, 2008, adopted a resolution for the distribution of retained earnings with the record date thereof being March 31, 2008, as described below.

The dividends will, upon statutory audit of the financial statements for the year ended March 31, 2008, be determined officially at a meeting of the Board of Directors scheduled to be held on June 2, 2008.

Description

1. Content of dividends

	Amount Determined	Most recent forecast of dividends (publicized on November 8, 2007)	Previous results (for the year ended March 31, 2007)
Record date	March 31, 2008	Same as on the left	March 31, 2007
Dividend per share	¥50	¥55	¥55
Aggregate amount of dividends	¥1,704 million	-	¥1,875 million
Effective date	June 4, 2008	-	June 6, 2007
Source of dividends	Retained earnings	-	Retained earnings

2. Reasons

The Company follows a fundamental policy of maintaining a constant payment of dividends while strengthening its operating base. In concrete terms, the Company implements its dividend policy based on the dividend rate of 1% for net assets on a consolidated basis.

In accordance with the policy, the Company determined to pay a dividend of ¥50 per share, a decrease of ¥5 from the most recent forecast thereof, with the record date thereof being March 31, 2008.

(For reference)
Breakdown of annual dividends:

	Dividend per share		
Record date	Interim period-end	Year-end	Annual
Results for the year ended March 31, 2008	-	¥50	¥50
Results for the year ended March 31, 2007	-	¥55	¥55

- END -

FILE NO. 82-5078

(Excerpt translation)

THE 56TH
REPORT OF THE SETTLEMENT OF ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2008

(April 1, 2007 to March 31, 2008)

FUNAI ELECTRIC CO., LTD.

BRIEF SETTLEMENT OF ACCOUNTS FOR THE FISCAL YEAR ENDED MARCH 31, 2008

May 12, 2008
Corporate Resolution

1. Summary of Operating Results (Consolidated)

(Million yen)

	Fiscal Year 2007 (From April 1, 2007 to March 31, 2008)		Fiscal Year 2006 (From April 1, 2006 to March 31, 2007)		Rate of increase or decrease
	Amount	%	Amount	%	
Net Sales	277,167	100.0 %	396,712	100.0 %	△ 30.1 %
Operating Income/Loss	△ 2,405	△ 0.9	20,766	5.2	-
Ordinary Income/Loss	△ 39	△ 0.0	26,591	6.7	-
Net Income/Loss after Tax (Before subsidiary dividend)	164	0.1	△ 3,665	△ 0.9	-
Net Loss after Tax	△ 5,376	△ 1.9	△ 3,665	△ 0.9	-
Net Loss per Share	△ ¥157.71		△ ¥107.01		

Note: The Company has 12 consolidated subsidiaries and 2 equity-method affiliated companies.

2. Summary of Operating Results (Non-Consolidated)

(Million yen)

	Fiscal Year 2007 (From April 1, 2007 to March 31, 2008)		Fiscal Year 2006 (From April 1, 2006 to March 31, 2007)		Rate of increase or decrease
	Amount	%	Amount	%	
Net Sales	222,955	100.0 %	336,941	100.0 %	△ 33.8 %
Operating Income/Loss	△ 6,836	△ 3.1	15,543	4.6	-
Ordinary Income	19,454	8.7	17,317	5.1	12.3
Net Income/Loss after Tax	18,834	8.4	△ 20,150	△ 6.0	-
Net Income/Loss per Share	¥552.44		△ ¥588.29		

Financial Report for the 12-Month Period ended March 31, 2008

May 12, 2008

Listed company name: Funai Electric Co., Ltd. Securities Code: 6839 Tokyo Stock Exchange and Osaka Securities Exchange, First Sections

(URL http://www.funai.jp/)

Inquiries: Representative's position and name President and CEO Tetsuro Funai

Administrator's position and name General Manager, Accounting Department Hisao Fuke TEL: (072) 870-4395

Scheduled date of Annual General Shareholders Meeting; June 19, 2008

Scheduled date of Securities Report to be filed to the Kinki Finance Bureau; June 19, 2008

Scheduled date of Commencement of Annual Dividend Payment; June 4, 2008

1. Summary of Consolidated Results for the Fiscal Year Ended March 2008 (April 1, 2007 – March 31, 2008)

(1) Operating Results (Consolidated) (% denotes year on year)

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal Year 2007	277,167	Δ30.1	Δ 2,405	—	Δ 39	—	Δ 5,376	—
Fiscal Year 2006	396,712	9.9	20,766	Δ 10.9	26,591	Δ 3.2	Δ 3,665	—

	Net Income Per Share	Net Income Per Share on a Fully Diluted Basis	Net Income to Shareholders' Equity	Ordinary Income to Total Assets	Operating Income to Net Sales
	Yen	Yen	%	%	%
Fiscal Year 2007	Δ 157.71	— —	Δ 3.1	Δ 0.0	Δ 0.9
Fiscal Year 2006	Δ 107.01	— —	Δ 1.9	9.5	5.2

(Reference) Investment profit or loss recognized on equity basis

Fiscal Year ended March 31, 2008 Δ 39 million yen

Fiscal Year ended March 31, 2007 Δ 2 million yen

(2) Consolidated Financial Position

	Total Assets	Net Assets	Shareholders' Equity Ratio	Net Assets Per Share
	Million yen	Million yen	%	Yen
Fiscal Year 2007	224,415	158,356	70.3	4,630.58
Fiscal Year 2006	272,811	187,361	68.5	5,484.38

(Reference) Shareholders' Equity

Fiscal Year ended March 31, 2008 157,871 million yen

Fiscal Year ended March 31, 2007 186,980 million yen

(3) Consolidated Cash Flows

	Cash Flows Provided by Operating Activities	Cash Flows Used in Investing Activities	Cash Flows Provided by Financing Activities	Outstanding Amount of Cash and Cash Equivalents at the End of Period
	Million yen	Million yen	Million yen	Million yen
Fiscal Year 2007	Δ 13,713	Δ 9,475	Δ 8,141	57,100
Fiscal Year 2006	46,507	3,038	Δ 26,564	83,320

2. Dividends

	Dividend per Share		Total Dividend Payment	Pay-out Ratio	Dividend to Net Assets
Corresponding Period	Year-End	Annual		(Consolidated)	(Consolidated)
	yen	yen	Million yen	%	%
Fiscal Year 2006	55.00	55.00	1,875	—	1.0
Fiscal Year 2007	50.00	50.00	1,704	—	1.0
Fiscal Year 2008 (Projection)	50.00	50.00		29.4	

3 Forecast of Consolidated Results for the Full Year (April 1, 2008 - March 31, 2009)

(% denotes year on year)

	Net Sales		Operating Income		Ordinary Income		Net Income		Net Income Per Share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Six months ending Sep.30.2008	144,000	△ 7.9	3,300	59.5	4,300	△14.9	3,300	—	96.79
Full Year	340,000	22.7	6,000	—	8,000	—	5,800	—	170.12

4 Other Information

(1) Changes in Consolidated Subsidiaries (Changes in Scope of Consolidation): No

(2) Changes in Accounting Practices, Procedures and Presentation Methods for Consolidated Financial Results

(1)Changes arising from revision of accounting standards: Yes, Changes of depreciation method on domestic tangible fixed assets in accordance with newly revised corporate tax law was enforced from April 1, 2007. Affect on the profit and loss statement is minimal.

(2)Changes arising from other factors: No

(3) Number of Shares Outstanding (Ordinary Shares)

(1)Number of shares outstanding (including treasury stock) as of March 31, 2008; 36,104,196shares
as of March 31, 2007; 36,103,896shares

(2)Number of shares of treasury stock as of March 31, 2008; 2,011,003shares
as of March 31, 2007; 2,010,535shares

(Reference)

1. Summary of Non-consolidated Results for the Fiscal Year Ended March 2008 (April 1, 2007 – March 31, 2008)

(1) Operating Results (Non-consolidated)

(% denotes year on year)

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal Year 2007	222,955	△33.8	△ 6,836	—	19,454	12.3	18,834	—
Fiscal Year 2006	336,941	7.6	15,543	8.1	17,317	0.8	△20,150	—

	Net Income Per Share	Net Income Per Share on a Fully Diluted Basis
	Yen	Yen
Fiscal Year 2007	552.44	— —
Fiscal Year 2006	△ 588.29	— —

(2) Financial Position(Non-consolidated)

	Total Assets	Net Assets	Shareholders' Equity Ratio	Net Assets Per Share
	Million yen	Million yen	%	Yen
Fiscal Year 2007	122,739	84,019	68.5	2,464.41
Fiscal Year 2006	119,350	71,129	59.6	2,086.30

(Reference) Shareholders' Equity
Fiscal Year ended March 31, 2008 84,019 million yen
Fiscal Year ended March 31, 2007 71,129 million yen

(1) OPERATING RESULTS

1. Analysis of operating results

(1) Overview of operating results for the year ended March 31, 2008

With regard to the global economy during the fiscal year under review, the US economy showed a sign of slowdown towards the end of the fiscal year due to reduced private spending, affected by financial insecurity arising from the issue of subprime housing loans and soaring crude oil prices. In Europe, the economy was decelerating slowly due to reduced private spending with inflation worries while exports and capital expenditures increased. In Asia, the economies, especially China and India sustaining high growth, continued to expand.

In Japan, exports increased favorably. However, due to a slump in the housing market affected by the amendment to the Building Standards Law and a slowdown in private spending, the Japanese economy has shown a sign of decelerating growth since the middle of the fiscal year.

In our consumer electronics appliance industry, the market of cathode ray tube TVs and VCRs was shrinking as demand was shifting from analog products to digital products, while global demand for LCD TVs was increasing sharply. However, in the market of LCD TVs, competition further intensified and product prices continued to plunge. Thus, manufacturers remained faced with a severe condition.

Under these circumstances, the Group has exerted its efforts to expand sales of LCD TVs, among others. Due to its failure to procure required quantities of liquid crystal panels, main components of LCD TVs, and to hit the target of sales of other major products, the Group was placed in a difficult condition that put pressure on profit.

As a result, consolidated net sales amounted to ¥277,167 million (down 30.1% from the previous fiscal year). As to profits, with regard to LCD TVs, the Group showed a deficit due to higher panel prices arising from tight supply. Additionally, its DVD-related products and cathode ray tube TVs took a dive in profitability due to decreased sales caused by the market contraction and sales of printers decreased. Consequently, the Company incurred a consolidated operating loss of ¥2,405 million (a consolidated operating income of ¥20,766 million for the previous fiscal year) and a consolidated ordinary loss of ¥39 million (a consolidated ordinary income of ¥26,591 million for the previous fiscal year), respectively.

In consideration of the market contraction of cathode ray tube TVs, the Company liquidated its subsidiary manufacturing cathode ray tube TVs, Funai Electric (Malaysia) Sdn. Bhd. and incurred an extraordinary loss of ¥1,228 million. Additionally, the Company received the dividends of ¥27,123 million from its two overseas consolidated subsidiaries, Funai Electric (Malaysia) Sdn. Bhd. and Funai Electric (HK) Ltd. and an additional tax of ¥5,540 million accrued due to the difference of the tax rates of the jurisdictions of those subsidiaries and Japan. Consequently, the Company incurred a consolidated net loss of ¥5,376 million (a consolidated net loss of ¥3,665 million for the previous fiscal year).

The business of the Group focuses on the manufacture and sale of electric appliances and hence, no classification of divisions of business is available. The following are sales by product:

1) Audiovisual equipment:

Sales of LCD TVs increased due to global demand expansion. However, sales of cathode ray tube TVs decreased substantially due to the sharp market contraction. Sales of DVD-related products, specifically both VCR/DVD players and recorders, decreased as demand for those products appeared to have run its course in the North American market. Thus, net sales of audiovisual equipment amounted to ¥184,183 million (down 33.5% from the previous fiscal year).

2) Information equipment:

Sales of printers decreased as the counterparty to the OEM agreement revised its product strategy in the severely competitive environment. Sales of digital still cameras also decreased substantially due to a temporary decrease in orders received from the counterparty to the OEM agreement. As a result, net sales of information equipment amounted to ¥64,986 million (down 30.3% from the previous fiscal year).

Others:

Net sales of other equipment amounted to ¥27,998 million (up 5.6% from the previous fiscal year).

(2) Outlook for the next fiscal year

To forecast the business conditions during the next fiscal year, the world economy is expected to be confronted with unforeseeable factors such as a slowdown in the US economy.

The Group is expected to continue to remain in difficult conditions, including a decline in product prices due to intensifying competition. However, the Group intends to exert its efforts to expand its LCD TV business through the launch of the brands of Philips and Magnavox pursuant to the brand licensing agreement with Royal Philips Electronics N.V. and mutual manufacturing with Victor Company of Japan, Limited ("Japan Victor") and also expand sales of products with growth potential in the future, including Blu-ray Disc-related products.

The Company also intends to utilize its well-established technologies and its unique productivity improvement system, Funai Production System (FPS), and promote strategic tie-ups, to further improve efficiencies and increase earnings.

The following is an outlook for the operating results for the year ending March 31, 2008:

Consolidated operating results

		Comparison with the previous fiscal year
Net sales	¥340,000 million	+22.7%
Operating income	¥6,000 million	-
Ordinary income	¥8,000 million	-
Net income	¥5,800 million	-

In the outlook for the operating results, the exchange rate is estimated at $1=¥100.00. Additionally, the outlook is made based on information available at the present time and involves risks and uncertainties. Actual results may differ from those mentioned above as a result of various factors, including changes in the economic conditions in the United States (our major market) and elsewhere overseas and abrupt fluctuations in product prices.

(Change of the balance sheet dates of consolidated subsidiaries)

To keep track of the Group's operating results more accurately, the Company has changed the balance sheet dates (December 31 of each year) of its major consolidated subsidiaries to conform to the balance sheet date (March 31 of each year) of the Company, their parent company, as from the fiscal year ended March 31, 2008.

The major consolidated subsidiaries that have changed their balance sheet dates are Funai Electric (H.K.) Ltd., Funai Corporation, Inc. and three others.

Consequently, the statements of income of the subsidiaries that have changed their balance sheet dates cover the period of 12 months from April 1, 2007 to March 31, 2008 and their income and loss for the period of three months from January 1, 2007 to March 31, 2007 are adjusted in the consolidated statement of changes in shareholders' equity, etc.

2. Analysis of financial condition

In terms of cash flows on a consolidated basis for the fiscal year under review, cash flows from operating activities, cash flows from investing activities and cash flows from financing activities resulted in payments of ¥13,713 million, payments of ¥9,475 million and payments of ¥8,141 million, respectively. As a result, cash and cash equivalents at the end of the year amounted to ¥57,100 million.

The trends of the indices of cash flows of the Group are as follows:

	Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)	Year ended March 31, 2008 (from April 1, 2007 to March 31, 2008)
Ratio of shareholders' equity (%):	67.1	68.2	68.6	68.5	70.3
Ratio of shareholders' equity on a market value basis (%):	238.6	183.1	138.8	140.6	52.1
Ratio of interest-bearing debt to cash flows:	0.3	0.5	-	0.3	-
Interest coverage ratio:	128.9	63.8	-	38.7	-

Ratio of shareholders' equity: Shareholders' equity/Total assets

Ratio of shareholders' equity on a market value basis: Aggregate market value of listed stock/Total assets

Ratio of interest-bearing debt to cash flows: Interest-bearing debt/Cash provided by operating activities

Interest coverage ratio: Cash provided by operating activities/Interest payments

* Each of the indices is calculated based on financial data on a consolidated basis.

* The aggregate market value of listed stock is calculated based on the closing stock price at the end of each fiscal year multiplied by the total number of shares outstanding at the end of each fiscal year.

* As cash provided by operating activities, cash flows from operating activities in the consolidated statement of cash flows are used. Interest-bearing debt covers all debt with interest being paid which is stated in the balance sheet. As interest payments, interest paid in the consolidated statement of cash flows is used.

* For the years ended March 31, 2006 and March 31, 2008, the descriptions of the ratio of interest-bearing debt to cash flows and the interest coverage ratio are omitted as the cash provided by operating activities was negative.

3. Fundamental dividend policy and the dividends for the fiscal year under review and the next fiscal year

The Company recognizes the paying out of earnings to its shareholders as one of the most important missions of management and attaches basic importance to strengthening its operating base and maintaining a constant payment of dividends. In concrete terms, the Company will implement its dividend policy positively, based on the dividend rate of 1% for net assets on a consolidated basis, while taking into consideration the business conditions and other factors.

In accordance with the policy, the Company plans to pay a year-end dividend of ¥50 per share for the fiscal year under review. For the next fiscal year, the Company will pay a dividend of ¥50 per share.

With regard to the payment of dividends, the Company plans to pay year-end dividends (once a year).

4. Risk factors in business

No material change has occurred in the descriptions of risk factors in the most recent securities report (filed on June 21, 2007). Hence, disclosure thereof is omitted herein.

(2) STATE OF CORPORATE GROUP

No material change has occurred in the descriptions of the "business chart (content of business)" and the "state of the related companies" in the most recent securities report (filed on June 21, 2007). Hence, disclosure thereof is omitted herein.

(3) BUSINESS POLICY

1. Fundamental management policy of the Company

Consistent with its corporate principles of "Supply Better Products", "Gain Unshaken Confidence" and "Attain More Fruitful Mutual Prosperity", the Company pursues business activities based on the fundamental policy of establishing steadfast confidence and allowing all of the people related with the Company to prosper mutually by establishing the most efficient development, manufacturing and marketing systems and ensuring stable supplies of high-quality and reasonably-priced products to the world market.

2. Target management index

As the management index of the Group, the Company places the greatest importance on the ratio of operating income on net sales. The whole Group has exerted its efforts to realize the ratio of at least 5% of operating income on net sales on a medium- and long-term range.

3. Action assignments and the medium- and long-term management strategy

In our consumer electronics appliance industry, the prevalence of digital products has created new user needs and product-life cycles are becoming shorter and shorter. Hence, it has become more important to accelerate product development. Additionally, manufacturers outside our industry, such as IT companies and Chinese and other Asian manufacturers have assumed greater prominence and consequently, price competition is intensifying.

Under these environments, the Company has clarified the action assignments of the Group and took measures during the fiscal year under review, as described below:

(1) Aggressive development of the area of digital products

The Group has engaged in aggressive business development in the area of digital products, including DVDs, digital still cameras and LCD TVs. In November 2007, the Group broke into the market of Blu-ray Discs, or next-generation DVDs, by commencing Blu-ray Disc players pursuant to an OEM agreement. The Group intends to launch products of its own brand to the market to increase sales thereof as its new products that are expected to act as a driving force for the business.

In October 2007, the Group filed a petition with the US International Trade Commission for injunction of imports and sale of digital TVs and combo products in the United States against 14 manufacturers and importers, alleging that they had infringed the licenses related to digital TVs acquired upon entering into a business alliance with Thomson Group. The Group expects the petition to be supported through hearings, whereby creating a fair market and enlarging its business opportunities.

In January 2008, the Company entered into a business alliance with Japan Victor in the business area of audiovisual equipment, including displays of LCD TVs. The

Company will promote collaboration, including joint manufacturing, mutual consigned manufacturing, joint development and mutual consigned development, and seek effective utilization and synergies of both companies' management resources and expand economies of scale to strengthen the operating base of its audiovisual equipment business. To be specific, in February 2008, Japan Victor at its factory in Mexico commenced to manufacture 37in. LCD TVs for the Company. During 2008, Funai Electric (Polska) Sp.z o.o., a manufacturing subsidiary of the Company, plans to manufacture LCD TVs for Japan Victor's European market.

In April 2008, the Company reached a basis agreement with Royal Philips Electronics N.V. to enter into a brand licensing agreement for its TV business in North America. On September 1, 2008 on which the agreement is expected to take effect, the Group will engage in supply, physical distribution, marketing and sale of consumer TV, including LCD TVs, of Philips and Magnavox brands, among others.

At present, the Group has focused its efforts on acquiring new suppliers of all categories of its products.

In addition, to enhance elemental technology with a promising outlook for the future, the Company has entered into an agreement with Kyoto University to jointly build a system of next-generation optical discs and a comprehensive industry-university cooperation agreement on research and development of digital products with the University of Electro-Communications.

The Company will continue its efforts to develop products in the area of digital products, among others and strengthen its system therefor, through enhancement of its technologies by alliances with other companies, industry-university cooperation and human resource cultivation, as well as mergers and acquisitions, as the case may be.

(2) Country risk aversion and the improvement of its manufacturing system

Net sales of the Group derive from overseas markets at a very high rate. Specifically, net sales derived from the North American market accounted for 65.3% of the total net sales of the Group for the fiscal year under review. Hence, if the economy in North America goes into a major recession, the financial position and operating results of the Group may be affected. To avert such risks, Funai Europe GmbH, a sales subsidiary of the Company in Europe, has established branches in London, Warsaw and Paris, to expand the Group's sales network. Additionally, the Group is planning to develop new markets, including Russia, among others, which are expected to expand in the future.

In Japan, as a means to strengthen the marketing structure of DX ANTENNA Co., Ltd., a subsidiary of the Company, the Group has tied up with a mass retailer of consumer electronics appliances and also endeavored to expand the business-oriented market for its electronic equipment related to receivers.

With regard to manufacturing, the Group has integrated its manufacturing in the regions where cost efficiencies may be secured and made purchases in large quantities

and en masse to enhance the price competitiveness of its products. Its manufacturing sites are located in China and Thailand and its overseas manufacturing rate was 99.2% for the fiscal year under review; its manufacturing rate in China was 92.0%. Hence, in the event of any change of the political system, change of law and taxation, emergence of a dispute, natural calamity, epidemic or any other contingency in China, the financial position and operating results of the Group may be affected. To avert such risks and materialize manufacturing in optimal places close to market, the Company incorporated a manufacturing subsidiary Funai Electric (Polska) Sp.z o.o., as a product supply base for the European market, in Poland (City of Nova Sol, Lubusz Voivodeship) in October 2006. The subsidiary commenced manufacturing of LCD TVs in July 2007.

In August 2007, in consideration of the market contraction of cathode ray tube TVs, which had been the Group's major products, the Company determined to liquidate Funai Electric (Malaysia) Sdn. Bhd., its major manufacturer of cathode ray tube TVs, and transferred the manufacturing thereof entirely to Funai (Thailand) Co., Ltd. for the purpose of integration thereof. It will review its manufacturing system by taking into consideration the market trend of cathode ray tube TVs and orders received for other products.

(3) Maintenance of competitiveness

To maintain competitiveness of the Group, the Group has exerted its efforts to promote internal production of components, bolster its purchasing power and further promote cost reductions by utilizing its unique productivity improvement system, or Funai Production System (FPS). In addition, it is another key issue for the Group to strengthen ties with leading distributors in globally dominating positions and OEM customers and forge optimal marketing mix for proposal-style marketing by building its own brand.

In October 2007, the service division of Funai Corporation, Inc. a sales subsidiary of the Company in the United States, was spun off into a separate company, Funai Service Corporation, which is placed under direct control of the Company. Through direct communications with the service company, the Company will provide more active support than ever before in operations and enhance customer satisfaction by strengthening its call center and after-sales service division to bolster competitiveness in the North American market.

(4) Commitment to environmental protection

The Group recognizes commitment to global environmental protection as another important management challenge. The Company has established an Environment Department at its head office and committed itself to environmental protection. The Company has also focused its efforts on acquiring the approval of ISO14001, an international environment management standard. The Dong Guan Plant (Guang Dong, China), a consignee of the Company, and its business sites in and outside of Japan have acquired such approval. The Company plans to acquire the approval for its business sites in the future. Based on these efforts, the Group will continue its business activities in environmentally-sensitive ways, with the "ISO14001 Promotion

Committee" with administrative and clerical support of the Human Resources and General Affairs Department responsible for environmental protection related to activities of its business offices and with the "Product Environment Committee" with administrative and clerical support of the Environment Department responsible for environmental protection related to its products.

(5) Stable procurement of panels for LCD TVs

In the LCD TV market, liquid crystal panels, main components of LCD TVs, are apparently in short supply as demand is active and the trend is expected to continue for the time being. Consequently, the Company is placed in a difficult condition of procurement and is required to further strengthen relationships with panel manufacturers, including Chi Mei Group in Taiwan with which the Company has maintained an alliance for the stable procurement of panels.

However, it cannot be denied that the plans of panel manufacturers to increase production and changes in the LCD TV market in the future may reverse the current force of supply and demand. Hence, the Group considers it necessary to establish a procurement system that can respond to market changes.

(6) Supplementary tax assessment based on application of tax system for dealing with tax havens

On June 28, 2005, the Company received notice of supplementary tax assessment from the Osaka Regional Taxation Bureau of aggregate taxation on the profits of the subsidiaries (consolidated subsidiaries) in Hong Kong for the three fiscal years ended March 31, 2002 through March 31, 2004 recognized as income of the Company, as the subsidiaries in Hong Kong did not satisfy the conditions for exclusion from the application of the tax system for dealing with tax havens.

The additional tax payment amount was estimated at ¥16,651 million (¥19,184 million including incidental taxes), including corporate income taxes, inhabitant taxes and enterprise taxes.

The Company considered the assessment to be improper and on August 24, 2005, filed with the authorities an objection to the supplementary tax assessment. However, on June 27, 2006, the Commissioner of the Osaka Regional Taxation Bureau rendered a decision to dismiss the Company's objection. The Company, which considered the reasons for the dismissal to be unacceptable, filed a request for examination thereof with the Osaka Regional National Tax Tribunal on July 25, 2006.

The examination so requested by the Company is still pending. However, three months had passed since the Company filed the request and the Company became eligible to file a revocation lawsuit. Accordingly, on November 16, 2006, the Company filed a lawsuit requesting the revocation of the supplementary tax assessment with the Osaka District Court. Hence, both the examination and the lawsuit are concurrently under way. The Company will continue to assert the correctness of its position in the future.

CONSOLIDATED BALANCE SHEETS

1.Consolidated Balance Sheets

(Mil. Yen)

	Fiscal year ended March 31,2008		Fiscal year ended March 31,2007		Amount of increase or decrease
ASSETS;	Amount	%	Amount	%	
Current Assets:	147,122	65.6	178,771	65.5	△ 31,649
Cash and Deposits	68,074		83,598		
Trade Notes and Trade Accounts Receivables	26,841		49,024		
Inventories	35,085		35,045		
Deferred Tax Assets	3,604		3,173		
Others	13,802		8,501		
Allowance for Receivables	△ 286		△ 570		
Fixed Assets:	77,293	34.4	94,039	34.5	△ 16,746
Tangible Fixed Assets	16,772	7.4	17,953	6.6	△ 1,180
Buildings and Structures	7,108		5,503		
Machinery, Equipment and Motor Vehicles	1,759		2,817		
Tools, Furniture and Fixtures	2,645		4,075		
Lands	5,238		5,259		
Others	20		296		
Intangible Fixed Assets	6,222	2.8	6,061	2.2	160
Patent Right	5,375		5,216		
Others	847		845		
Investment and Other Assets	54,297	24.2	70,024	25.7	△ 15,726
Investment Securities	9,041		19,116		
Long-Term Loans Receivables	40,819		48,089		
Deferred Tax Assets	2		126		
Others	5,476		3,580		
Allowance for Doubtful Receivables	△ 1,041		△ 888		
TOTAL ASSETS	224,415	100.0	272,811	100.0	△ 48,395

(Mil. Yen)

	Fiscal year ended March 31,2008		Fiscal year ended March 31,2007		Amount of increase or decrease
LIABILITIES;	Amount	%	Amount	%	
Current Liabilities:	60,499	27.0	74,745	27.4	△ 14,246
Trade Notes and Trade Accounts Payables	25,811		48,757		
Short-Term Loans Payables	13,213		9,018		
Accounts Payables	11,399		9,729		
Accrued Corporate Taxes, etc.	4,642		3,657		
Reserve for Products Guarantee	409		320		
Allowance for Liquidation Loss on Affiliated Company	578		—		
Others	4,445		3,261		
Long-Term Liabilities:	5,559	2.5	10,703	3.9	△ 5,143
Long-Term Loans Payables	1,086		4,593		
Deferred Tax Liabilities	617		2,773		
Reserve for Retirement Benefits	1,464		1,697		
Allowance for Officers' Retirement Gratuities	1,020		972		
Others	1,371		666		
TOTAL LIABILITIES	66,058	29.5	85,449	31.3	△ 19,390
NET ASSET VALUE;					
Shareholdes' Equity	169,998	75.7	179,654	65.8	△ 9,655
Common Stock	31,280	13.9	31,278	11.4	1
Additional Paid-in Capital	33,245	14.8	33,243	12.2	1
Retained Earnings	129,812	57.8	139,468	51.1	△ 9,655
Tresury Stock	△ 24,339	△10.8	△ 24,336	△ 8.9	△ 2
Net Unrealized Holdings and Translation Gains	△ 12,127	△ 5.4	7,326	2.7	△ 19,454
Net Unrealized Holding Gains on Other Securities	△ 63	△ 0.0	4,038	1.5	△ 4,102
Foreign Exchange Translation Adjustment	△ 12,063	△ 5.4	3,287	1.2	△ 15,351
Minority Interests	485	0.2	380	0.2	104
TOTAL NET ASSET VALUE	158,356	70.5	187,361	68.7	△ 29,005
TOTAL LIABILITIES AND NET ASSET VALUE	224,415	100.0	272,811	100.0	△ 48,395

2.Concolidated Statements of Income

(Mil. Yen)

	Fiscal year ended March 31, 2008 (from April 1, 2007 to March 31, 2008)		Fiscal year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)		Amount / Rate of increase or decrease	
	Amount	%	Amount	%	Amount	%
Net Sales	277,167	100.0	396,712	100.0	△ 119,544	△ 30.1
Cost of Sales	231,869	83.7	328,545	82.8	△ 96,675	△ 29.4
Selling, General and Administrative Expenses	47,704	17.2	47,400	12.0	304	0.6
Operating Income/Loss(△)	△ 2,405	△ 0.9	20,766	5.2	△ 23,172	—
Non-Operating Income:						
Interest Income	5,256		4,654			
Exchange Gain	—		2,376			
Others	315		292			
Non-Operating Income	5,571	2.0	7,324	1.9	△ 1,753	△ 23.9
Non-Operating Expenses:						
Interest Expenses	592		1,193			
Exchange Losses	2,026		—			
Investment Loss on Equity Method	39		2			
Others	547		302			
Non-Operating Expenses	3,205	1.1	1,499	0.4	1,705	113.7
Ordinary Income/Loss(△)	△ 39	△ 0.0	26,591	6.7	△ 26,631	—
Extraordinary Income						
Profit on Sales of Investment Securities	5,625		10			
Gains from Sales of Fixed Assets	353		8			
Others	10		128			
Extraordinary Income	5,988	2.1	147	0.0	5,841	—
Extraordinary Losses						
Estimated Loss in Value of Securities	46		776			
Losses on Sales and Disposal of Fixed Assets	232		46			
Allowance for Liquidation Loss on Affiliated Company Transfer	577		—			
Liquidation Loss of Affiliated Company	280		2,456			
Others	2,302		706			
Extraordinary Losses	3,439	1.2	3,986	1.0	△ 546	△ 13.7
Income before Income Taxes	2,509	0.9	22,752	5.7	△ 20,243	△ 89.0
Corporate Income Taxes, Inhabitant Taxes and Enterprise Taxes	6,208	2.2	6,365	1.6		
Prior Fiscal Year Corporation Taxes etc.	—	—	19,184	4.8		
Income Tax Adjustments	1,644	0.6	823	0.2		
Minority Shareholder's Interests	34	0.0	44	0.0		
Net Loss after Tax	5,376	△ 1.9	3,665	△ 0.9	△ 1,711	—

3. Consolidated statements of shareholders' equity, etc.

Fiscal year ended March 31, 2008 (April 1, 2007 through March 31, 2008) (million yen)

Items	Shareholders' equity					Net unrealized holdings and translation gains		Minority interests	Total net asset value
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity	Net unrealized holding gains on other securities	Foreign exchange translation adjustment		
Balance as of March 31, 2007	31,278	33,243	139,468	(24,336)	179,654	4,038	3,287	380	187,361
Changes during the year									
Issuance of new shares	1	1			2				2
Distribution of retained earnings			(1,875)		(1,875)				(1,875)
Net loss after tax			(5,376)		(5,376)				(5,376)
Acquisition of treasury stock				(2)	(2)				(2)
Decrease due to change of the balance sheet dates of consolidated subsidiaries			(2,403)		(2,403)				(2,403)
Changes in items other than shareholders' equity during the year – net						(4,102)	(15,351)	104	(19,349)
Total change during the year	1	1	(9,655)	(2)	(9,655)	(4,102)	(15,351)	104	(29,005)
Balance as of March 31, 2008	31,280	33,245	129,812	(24,339)	169,998	(63)	(12,063)	485	158,356

Fiscal year ended March 31, 2007 (April 1, 2006 through March 31, 2007) (million yen)

Items	Shareholders' equity					Net unrealized holdings and translation gains		Minority interests	Total net asset value
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity	Net unrealized holding gains on other securities	Foreign exchange translation adjustment		
Balance as of March 31, 2006	31,240	33,205	145,029	(21,214)	188,261	8,504	1,104	333	198,204
Changes during the year									
Issuance of new shares	38	38			76				76
Distribution of retained earnings (Note)			(1,891)		(1,891)				(1,891)
Net loss after tax			(3,665)		(3,665)				(3,665)
Acquisition of treasury stock				(3,122)	(3,122)				(3,122)
Decrease due to decrease of consolidated subsidiaries			(4)		(4)				(4)
Changes in items other than shareholders' equity during the year – net						(4,465)	2,182	47	(2,235)
Total change during the year	38	38	(5,561)	(3,122)	(8,607)	(4,465)	2,182	47	(10,842)
Balance as of March 31, 2007	31,278	33,243	139,468	(24,336)	179,654	4,038	3,287	380	187,361

(Note) Item for the appropriation of retained earnings at the meeting of the Board of Directors held in May 2006

4. Consolidated statements of cash flows

(million yen)

	Fiscal year ended March 31, 2008 (from April 1, 2007 to March 31, 2008)	Fiscal year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)	Increase or decrease
I. Cash flows from operating activities			
Net income before income taxes, etc.	2,509	22,752	
Depreciation	6,003	8,204	
Increase (decrease) in allowance for doubtful receivables	(101)	(43)	
Increase (decrease) in reserve for retirement benefits	(233)	(149)	
Interest and dividend income	(5,324)	(4,764)	
Interest expense	592	1,193	
(Gain) loss from equity method investments	39	2	
(Gain) loss from sale of tangible fixed assets	(229)	(8)	
Valuation loss of investment securities	46	776	
(Gain) loss from sale of investment securities	(5,621)	116	
Loss from disposition of associated companies	280	2,456	
Decrease in trade accounts receivable	6,978	2,472	
Decrease in inventories	3,312	545	
Increase (decrease) in trade accounts payable	(15,471)	14,129	
Others	(5,897)	(792)	
Subtotal	(13,116)	46,893	(60,010)
Interest and dividends received	5,381	5,372	
Interest paid	(594)	(1,202)	
Income taxes refunded (paid)	(5,384)	(4,555)	
Cash flows from operating activities	(13,713)	46,507	(60,221)
II. Cash flows from investing activities			
Increase in time deposits	(12,443)	(247)	
Acquisition of tangible fixed assets	(4,825)	(5,583)	
Sale of tangible fixed assets	542	204	
Acquisition of intangible fixed assets	(1,556)	(445)	
Acquisition of investment securities	(545)	(773)	
Sale of investment securities	9,746	10,259	
Making of loans	(280)	(580)	
Collection of loans	28	42	
Others	(141)	161	
Cash flows from investing activities	(9,475)	3,038	(12,514)
III. Cash flows from financing activities			
Net increase (decrease) in short-term loans payable	(6,372)	(20,895)	
Repayment of long-term loans payable	-	(724)	
Proceeds from issuance of shares	2	76	
Acquisition of its own shares	(2)	(3,122)	
Cash dividends paid	(1,875)	(1,891)	
Others	105	(6)	
Cash flows from financing activities	(8,141)	(26,564)	18,422
IV. Translation gain/loss related to cash and cash equivalents	(2,172)	1,750	(3,923)
V. Net increase (decrease) in cash and cash equivalents	(33,504)	24,733	(58,237)
VI. Cash and cash equivalents at beginning of the year	83,320	58,587	24,732
VII. Decrease in cash and cash equivalents due to exclusion from consolidation	-	(0)	0
VIII. Increase in cash and cash equivalents due to change of the balance sheet dates of consolidated subsidiaries	7,284	-	7,284
IX. Cash and cash equivalents at end of the year	57,100	83,320	(26,220)

(5) NON-CONSOLIDATED FINANCIAL STATEMENTS

1. Balance sheets

(million yen)

	Fiscal year ended March 31, 2008 (As of March 31, 2008)	%	Fiscal year ended March 31, 2007 (As of March 31, 2007)	%	Increase or decrease
ASSETS:		%		%	
Current assets:	66,573	54.2	68,288	57.2	(1,714)
Cash and deposits	30,077		17,677		
Trade notes receivable	365		159		
Trade accounts receivable	28,802		43,498		
Inventories	1,628		1,880		
Deferred tax assets	3,398		1,273		
Other current assets	2,329		3,901		
Allowance for doubtful receivables	(29)		(102)		
Fixed assets:	56,166	45.8	51,061	42.8	5,104
Tangible fixed assets:	8,961	7.3	9,160	7.7	(199)
Buildings and structures	3,749		3,615		
Machinery, equipment and fixtures	1,081		1,187		
Lands	4,086		4,086		
Other fixed assets	44		271		
Intangible fixed assets:	5,846	4.8	5,746	4.8	99
Patents	5,375		5,216		
Other intangible fixed assets	470		529		
Investments and other assets:	41,358	33.7	36,154	30.3	5,203
Investment securities	5,384		16,085		
Capital stock and investments in shares of associated companies	22,232		16,507		
Long-term loans receivable	18,916		9,987		
Other investments and other assets	4,483		2,547		
Allowance for doubtful receivables	(9,658)		(8,972)		
TOTAL ASSETS	122,739	100.0	119,350	100.0	3,389

(million yen)

	Fiscal year ended March 31, 2008 (As of March 31, 2008)		Fiscal year ended March 31, 2007 (As of March 31, 2007)		Increase or Decrease
LIABILITIES:		%		%	
Current liabilities:	36,371	29.6	43,829	36.7	(7,458)
Trade accounts payable	21,692		33,425		
Other accounts payable	6,861		5,030		
Unpaid corporate tax, etc.	4,530		3,285		
Other current liabilities	3,287		2,088		
Long-term liabilities:	2,348	1.9	4,391	3.7	(2,042)
Deferred tax liabilities	121		2,563		
Reserve for employee retirement benefits	439		641		
Accrued officers' retirement benefits	1,020		972		
Other long-term liabilities	766		213		
TOTAL LIABILITIES	38,720	31.5	48,220	40.4	(9,500)
NET ASSETS					
Shareholders' equity	84,123	68.6	67,164	56.3	16,959
Common stock	31,280	25.5	31,278	26.2	1
Additional paid-in capital	33,245	27.1	33,243	27.9	1
Capital reserve	32,806		32,805		
Other additional paid-in capital	438		438		
Retained earnings	43,937	35.8	26,978	22.6	16,959
Earned surplus reserve	209		209		
Other retained earnings	43,727		26,768		
Reserve for deferred income tax on fixed assets	527		542		
General reserve	23,400		43,400		
Retained earnings brought forward from the previous year	19,800		(17,174)		
Treasury stock	(24,339)	(19.8)	(24,336)	(20.4)	(2)
Net unrealized holdings and translation gains	(103)	(0.1)	3,965	3.3	(4,068)
Net unrealized holding gains on other securities	(103)	(0.1)	3,965	3.3	(4,068)
TOTAL NET ASSETS	84,019	68.5	71,129	59.6	12,890
TOTAL LIABILITIES AND NET ASSETS	122,739	100.0	119,350	100.0	3,389

2. Statements of income

(million yen)

	Fiscal year ended March 31, 2008 (from April 1, 2007 to March 31, 2008)		Fiscal year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)		Increase or Decrease	
		%		%		%
Net sales	222,955	100.0	336,941	100.0	(113,985)	(33.8)
Cost of sales	199,606	89.5	296,312	87.9	(96,706)	(32.6)
Selling, general and administrative expenses	30,185	13.6	25,085	7.5	5,099	20.3
Operating income (loss)	(6,836)	(3.1)	15,543	4.6	(22,379)	-
Non-operating income						
Interest and dividend income	28,434		785			
Exchange gain	-		1,011			
Others	150		129			
Non-operating income	28,585	12.8	1,927	0.5	26,658	-
Non-operating expenses						
Exchange loss	1,849		-			
Others	444		153			
Non-operating expenses	2,294	1.0	153	0.0	2,140	-
Ordinary income	19,454	8.7	17,317	5.1	2,137	12.3
Extraordinary income:						
Gain from sale of investment securities	5,625		0			
Others	7		23			
Extraordinary income	5,632	2.5	23	0.0	5,609	-
Extraordinary losses:						
Loss from disposal of fixed assets	30		17			
Transfer to allowance for doubtful receivables from associated companies	908		5,802			
Valuation loss of investments in shares of associated companies	-		2,789			
Liquidation loss of associated company	212		2,992			
Others	1,312		939			
Extraordinary losses	2,463	1.1	12,540	3.7	(10,077)	(80.4)
Income before income taxes	22,624	10.1	4,799	1.4	17,824	371.4
Corporate income taxes, inhabitant taxes and enterprise taxes	5,540	2.5	4,729	1.4		
Prior fiscal year corporate taxes, etc.	-	-	19,184	5.7		
Income tax adjustments	(1,750)	(0.8)	1,035	0.3		
Net income (loss) for the year	18,834	8.4	(20,150)	(6.0)	38,984	-

3. Statements of shareholders' equity, etc.

Fiscal year ended March 31, 2008 (April 1, 2007 through March 31, 2008)

(million yen)

Items	Shareholders' equity									Net unrealized holdings and translation gains	Total net assets
	Common stock	Additional paid-in capital		Retained earnings				Treasury stock	Total shareholders' equity	Net unrealized holding gains on other securities	
		Capital reserve	Other additional paid-in capital	Earned surplus reserve	Other retained earnings						
					Reserve for deferred income tax on fixed assets	General reserve	Retained earnings brought forward from the previous year				
Balance as of March 31, 2007	31,278	32,805	438	209	542	43,400	(17,174)	(24,336)	67,164	3,965	71,129
Changes during the year											
Issuance of new shares	1	1							2		2
Reversal of reserve for deferred income tax on fixed assets					(15)		15		-		-
Reversal of general reserve						(20,000)	20,000		-		-
Distribution of retained earnings (Note)							(1,875)		(1,875)		(1,875)
Net income							18,834		18,834		18,834
Acquisition of treasury stock								(2)	(2)		(2)
Changes in items other than shareholders' equity during the year – net										(4,068)	(4,068)
Total changes during the year	1	1	-	-	(15)	(20,000)	36,974	(2)	16,959	(4,068)	12,890
Balance as of March 31, 2008	31,280	32,806	438	209	527	23,400	19,800	(24,339)	84,123	(103)	84,019

Fiscal year ended March 31, 2007 (April 1, 2006 through March 31, 2007) (million yen)

Items	Shareholders' equity									Net unrealized holdings and translation gains	Total net assets
	Common stock	Net unrealized holding gains on other securities		Retained earnings				Treasury stock	Total shareholders' equity	Net unrealized holding gains on other securities	
			Other additional paid-in capital	Earned surplus reserve	Other retained earnings						
					Reserve for deferred income tax on fixed assets	General reserve	Retained earnings brought forward from the previous year				
Balance as of March 31, 2006	31,240	32,766	438	209	586	34,550	13,674	(21,214)	92,252	8,348	100,601
Changes during the year											
Issuance of new shares	38	38							76		76
Reversal of reserve for deferred income tax on fixed assets (Note)					(21)		21		-		-
Reversal of reserve for deferred income tax on fixed assets					(21)		21		-		-
General reserve (Note)						8,850	(8,850)		-		-
Distribution of retained earnings (Note)							(1,891)		(1,891)		(1,891)
Net loss							(20,150)		(20,150)		(20,150)
Acquisition of treasury stock								(3,122)	(3,122)		(3,122)
Changes in items other than shareholders' equity during the year – net										(4,383)	(4,383)
Total changes during the year	38	38	-	-	(43)	8,850	(30,848)	(3,122)	(25,088)	(4,383)	(29,472)
Balance as of March 31, 2007	31,278	32,805	438	209	542	43,400	(17,174)	(24,336)	67,164	3,965	71,129

(Note) Item for the appropriation of retained earnings at the meeting of the Board of Directors held in May 2006

- E N D -

END